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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                Amendment No.  3

                    Under the Securities Exchange Act of 1934


                           Casino Resource Corporation
                    -----------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                    -----------------------------------------
                           (Title of Class Securities)

                                     781132
                    -----------------------------------------
                                 (CUSIP Number)

     Girard P. Miller, Doherty, Rumble & Butler 3500 Fifth Street Tower, 150 South Fifth Street, Minneapolis, Minnesota 55402 (612)343-5641
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                January 15, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities; and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Page 1 of 5 Pages

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CUSIP NO.      781132             SCHEDULE 13D         Page  2  of  5  Pages
         ---------------                                   ----   ----

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1  Name of Reporting Person SS or IRS Identification No. of Above Person

   John J. Pilger                SSN: ###-##-####

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2  Check the appropriate box if a member of a group            (a) / /
                                                               (b) / /
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3  SEC USE ONLY

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4  Source of Funds*
   N/A

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5  Check box if disclosure of legal proceedings is required pursuant to items
   2(d) or 2(g)
   N/A
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6  Citizenship or place of organization
   U.S.A.

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  Number of              7  Sole Voting Power
   Shares                     2,487,712
Beneficially            -------------------------------------------------------
Owned by Each            8  Shared Voting Power
  Reporting                   0
 Person With            -------------------------------------------------------
                         9  Sole Dispositive Power
                              981,768
                        -------------------------------------------------------
                        10 Shared Dispositive Power
                              0
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11 Aggregate amount beneficially owned by each reporting person
   2,487,712
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12 Check box if the aggregate amount in Row (11) excludes certain shares*
   N/A
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13 Percent of class represented by amount in Row (11)
   25.78%
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14 Type of reporting person*
   IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILING OUT!

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                                                       Page  3  of  5  Pages
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     Include both sides of the cover page, responses to Items 1-7 (including exhibits) of the Schedule, and the signature attestation.

                              AMENDED SCHEDULE 13D

Item 1. Security and Issuer

     Common Stock, par value $.01 per share, of Casino Resource Corporation ("Company"), 707 Bienville Blvd., Ocean Springs, MS 39564

Item 2. Identity and Background

     (a) Name: John J. Pilger

     (b) Business Address: 707 Bienville Blvd. Ocean Springs, MS 39564

     (c) Principal Occupation: CEO, Chairman of the Board
         Employed By: Casino Resource Corporation

     (d) Prior Criminal Proceedings: None

     (e) Prior Civil Proceedings: None

     (f) Citizenship: United States of America

Item 3. Source and Amount of Funds or Other Consideration

     No purchase of securities involved. Received, via proxy, rights to vote 1,330,944 shares of common stock as a result of an agreement dated in January, 1998 between Kean and Pilger acting as CEO of Casino Resource Corporation.

Item 4. Purpose of the Transaction

     Kevin Kean, the Company's former Chairman, granted to Pilger CEO/Chairman of Casino Resource Corporation ("CRC") an Irrevocable Proxy for 1,330,944 shares in consideration for CRC's Settlement Agreement and Release. (Previously Kevin Kean granted to Pilger as CEO/Chairman of Casino Resource Corporation a proxy for 546,722 shares in consideration for CRC's agreement to maintain an active registration. Said 546,722 shares are included in the 1,330,944 total shares referenced above.)

Item 5. Interest in Securities of the Issuer

     (a) The following table sets forth the aggregate number and percentage of outstanding shares of the Company's common stock beneficially owned by the undersigned as of the date of this report:

           Number of Shares        Percentage of Outstanding Shares
               2,487,712                     25.78%

     (b) Voting Power and Dispositive Power

     Sole Power to Vote:      2,487,712
     Shared Power to Vote:            0
     Sole Power to Dispose:     981,768
     Shared Power to Dispose:         0

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                                                       Page  4  of  5  Pages
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     (c) The following table reflects Mr. Pilger transactions in the Company's
Common Stock effected during the past sixty days:

       Date    Description of Transaction         Total Shares Held

     10/20/97  Balance stock owned/voting rights       886,268
     10/21/97  Sold 3,000 shares                       883,268
     11/12/97  Gifted 11,000 shares to Susan Pilger    883,268
     11/12/97  Gifted 5,500 shares to John Pilger, Jr. 883,268
     11/12/97  Gifted 5,500 shares to David Pilger     883,268
     11/12/97  Gifted 500 shares to Jason Pilger       882,768
     11/25/97  Sold 3,000 shares                       879,768
     12/15/97  Sold 3,000 shares                       876,768
     1/20/98  Balance stock owned/voting rights        876,768*

*This figure does not reflect exercisable options
totaling                                               105,000

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of securities held by the undersigned.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Company has issued option under its employee stock option and incentive plan to Mr. Pilger for the purchase of 40,000 shares at the exercise price of $2.00 per share, plus 65,000 exercisable options at $1.4773 per share issued June, 1997.

     Kean, per a warrant purchase agreement, dated December 1995 transferred voting rights via proxy on 546,722 shares of common stock to CEO Pilger for maintenance of a registration statement.

     On December 31, 1997 the Company's former Chairman Kevin Kean defaulted on repaying $1,232,000.00 of notes receivable due the Company. The Company filed suit against this individual on January 2, 1998. On January 15, 1998 the Company signed a Settlement Agreement with this individual. Under the agreement 220,000 shares of the Company's common stock was canceled along with the 150,000 shares currently pledged to the Company at the market price of $1.19 per share. The Company and this individual entered into a new note agreement. The new note of $1,196,884.88 bears interest at 7% per annum and matures on January 15, 2001. The note is collateralized by the individual's 5% interest in the Company's Pokagon management fee. Solely at the Company's discretion, at any time prior to maturity, the Company can take the collateral as payment in full for the note. The individual has also granted the Chairman of the Company an irrevocable proxy for 1,330,944 shares of the Company's common stock.

Item 7. Material to be Filed as Exhibits

     Exhibit (1) Kean Settlement Agreement and Release


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                                                       Page  5  of  5  Pages
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                                    Signature


     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.


 Dated:

     /s/ John J. Pilger
     ----------------------------------------
     John J. Pilger